POWERHANDZ

Technology Retail Entertainment Hardware B2C

Empowering athletes and patients in the world to train with purpose

POWERHANDZ.COM DALLAS TEXAS





We design, manufacture and sell athletic training products that help elevate performance and injury recovery. After launching our Basketball AntiGrip Weighted Gloves to improve dribbling techniques, we expanded to nine products across six sports. Used by thousands of youth and professional teams and some of the… more

Danyel Surrency Jones CO-Founder / CEO @ POWERHANDZ

Why you may want to support us...

1. We've sold over 50k units; >$2.6M in revenue in more than 81 countries.
2. POWERHANDZ products are used by many superstar athletes like; Kyrie Irving, James Harden, Antonio Brown, Brian Dawkins, Andre Ward and many more entertainers and athletes.
3. Products available on e-commerce giants like Amazon Launchpad, Dick's Sporting Goods, Walmart.com, and others.
4. Nine products across six sports: basketball, football, baseball, softball, boxing, and fitness.
5. Exclusive partnership with the NFL Players Association to work with their more than 150 youth camps and are endorsed by the NBA Players Association, as our products are available at their headquarters to help NBA players train.
6. Currently partnered with 150+ affiliates across multiple sports who use and promote our products.
7. All of our products are either patented or patent pending.
8. Our company is highly scalable and uniquely positioned to capture significant market share in Athletic Training, Healthcare and Technology.

Why investors ❤ us

WE'VE RAISED $694,569 SINCE OUR FOUNDING



Boxing requires discipline, focus, and precision while training. If you want to take your training and skills to the next level, POWERHANDZ is by far the best product out there.

Andre Ward
Olympic Gold Medal Winning Boxer



I believe in you and your company. As a coach and a trainer I look forward to buying your product and also promoting it to others.

Ilunga Mutombo



I invested because of support from professional athletes.

Baron Huntington

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Danyel Surrency Jones
CO-Founder / CEO
17 years experience in top healthcare companies; MBA & Wharton Marketing Leadership Graduate.



Darnell Jones
Founder / President
Former professional athlete with an extensive & succesful background in start up businesses.



Stacy J Garay
Affiliate Program Manager + Customer Service
Expert in Social Media Marketing, Customer Service, Experienced PA + Project Manager. Part-time.



Morgan Arnold
SEO/SEM Social Media Manager
Part-time.



Nick Marino
Digital Strategist
Part-time.



Aaron Zack
Sales + Marketing Director
Part-time.



Renjith Ramachandran
Technology Consultant
Part-time.



Dr. Issac Nabors
Physical Therapy Consultant
Part-time.

In the news

Downloads

POWERHANDZ Deck.pdf

Optimizing Peak Athlete Performance

As a rising professional athlete, Darnell Jones, our founder, wore gardening gloves and ankle weights on his wrist while dribbling to improve his basketball handle. The combination of a slippery palm and added weight resistance pushed his workouts to a different level. Years later, the youth and professional athletes he trained loved the workout so much that Jones and his Co-Founder and wife, Danyel Surrency Jones, decided to create a company that focused on developing products that are used to enhance performance, assist with injury prevention and injury recovery.

Four years later, POWERHANDZ not only sells weighted anti-grip basketball gloves, but nine total products across six sports: basketball, football, baseball, softball, boxing/MMA, and fitness. By selling more than 50k units, we've proven the market for athletes wanting to train with products directly connected to performance and injury recovery + prevention.


POWERHANDZ®
POWERHANDZ

Hall of Fame Athletes Use Our Products

We take pride in working with over 40 pro teams, 150+ affiliates across multiple sports, and both the NBA Players Association and NFL Players Association. But we're also very proud that some of the best athletes in the world choose to train with our products. David Ortiz will soon be in the baseball Hall of Fame, Brian Dawkins and Tim Brown are both already in the football Hall of Fame, and Andre Ward is the best American boxer of the last decade. Plus, current superstars Kyrie Irving, Antonio Brown, Isaiah Thomas, Paul George, and dozens of others, plus actors Chadwick Boseman and Chris Harrison, all train with POWERHANDZ.







THE SECRET WEAPON
ANDRE WARD





Our Next Move is Brick + Mortar Retail Stores + Rehabilitation & Technology


IMPACTING THE LIFE CYCLE OF AN ATHLETE
PERFORMANCE
STRENGTH & CONDITIONING
INJURY PREVENTION
HAND SPEED



Through our own website, plus e-commerce giants likes Amazon Launch Pad, Walmart and Dick's we have sold more than 50K products in 81 countries. Now, it's time to push into select brick and mortar real stores. POWERHANDZ will mix digital marketing with experimental marketing . Retail will allow our customers to see, touch and feel our products. We have already been approved for retail in one of the nation's largest retail giants. Expected roll out is 2019.

We're also planning to launch into the rehabilitation space to become a company not just for athletic performance, but for injury recovery and prevention. We just completed our rehabilitation case studies alongside one of the largest rehab conglomerates in the country, RehabPro, who have over 55 clinics in the south central US.



POWERSens Technology

Both of these markets will be integrated with sensor technology that will help athletes track performance and rehabilitation patients measure grip strength.



POWERHANDZ
WHAT'S NEXT:
POWERSENS TECHNOLOGY PLATFORM
SLIDE / 20
PowerSens Technology Platform
ATHLETIC AND REHABILITATION PRODUCTS
amazon web services
PowerSens App (Android & iOS)
APIs
Algorithms (Machine Learning)
Data
Review
Measure
Improve
Athlete
BLE
BLE
Sensors
Sensors
Other Products

Let's Train With a Purpose Together

Prospective Investor,

Thank you for your considering an investment with POWERHANDZ. We are absolutely thrilled by our past success but we get chills when we think about our trajectory. The last 4 years have been humbling. We started with one mission, one vision, and one product during our 2014 launch. We are extremely excited by the growth, recognition, and customers who have supported us on this journey since launch day. Now, it's time to escalate our vision.
Before you invest, there are a few things you should know about the POWERHANDZ Team.....

1. We care. The foundation of our business is based on a passion for helping people. Profitability and sustainable growth comes from the desire to expand; ensuring every person who can benefit from POWERHANDZ products knows about them.
2. Excellence is our metric. We will not short-change our customers, investors, and supporters.
3. Creativity and innovation is our playground. We will not stay stagnant. We will be ahead of industry trends or will walk beside them applying more ground-breaking strategies.
4. Our customers mean everything to us. Period.

For the last 4 years, we have only raised a minimal amount of funds to launch our sales and marketing strategies. Based on analyzing our consumers and potential markets for the last 4 years, we're confident that every person young or old, male or female, athlete or gym enthusiast, healthy or injured -- can and will benefit from our products. We have already proven this theory with both youth and professionals in 81 countries who play basketball, football, baseball/softball, boxing, and fitness. In addition, our rehabilitation case studies have indicated that therapists and patients will greatly benefit from applying our new rehabilitation glove sets to normal physical therapy exercise activity. The goal is to reach a shorter recovery time.

As the Founders of POWERHANDZ, we are beyond committed to beat the odds and operate in greatness for our "POWERHANDZ Fam" and our personal legacy. We have the intellect, common sense, vision and ecosystem in place to develop a global profitable business model that is recognized in every household. With your investment and ambassadorship, we have no doubt we will accomplish our mission. Both of us are laser focused and ready to put in the work and make the right strategic moves.

In addition to our role as Co-Founders, we are committed to making an impact through our Power To Give Foundation, which launched in July of 2014 -- -the first day we sold products was the first day we gave back to 80 youth from the Boys and Girls Club of Fort Worth. We decided on day one, that we will contribute a percentage of all our profits to support athletic programs in the community because we both believe in the lifelong values sports play in the community. Both of our parents were divorced and we had single, hard working Mothers who made sure sports raised us and community activities supported the values and discipline that was taught in our homes. Power To Give Foundation (501c3) has a mission to build legacies of service with a commitment to athletic and academic excellence. POWERHANDZ supports its non-profit entity by donating a portion of our net revenue to the foundation.

In closing, we want to personally thank you for your interest in investing in POWERHANDZ. We are available to answer any questions you may have about your investment, our company or ourselves at any time using the comments section below. At POWERHANDZ our mission is to Train with Purpose so know that your investment will also serve a greater purpose by benefitting a vast multitude of people from all walks of life. How many investors can say that? We look forward to hearing from you.

Sincerely,

Darnell Jones and Danyel Surrency Jones


SPALDING

We Make Products Athletes and Fitness Enthusiasts Love

$13B	81	< 40	50k+
Projected fitness equipment market by 2022 (Allied MR)	Countries selling POWERHANDZ products	Pro sports teams using POWERHANDZ products for training	Products sold in 4 years of business

Investor Q&A

— COLLAPSE ALL

What does your company do?

We design, manufacture and sell athletic training products that help elevate performance and injury recovery. After launching our Basketball AntiGrip Weighted Gloves to improve dribbling techniques, we expanded to nine products across six sports. Used by thousands of youth and professional teams and some of the best athletes in the world, from baseball legend David Ortiz to NFL Hall of Fame safety Brian Dawkins to NBA All-Star Isaiah Thomas, these products push athletes to the next level.

Where will your company be in 5 years?

Our athletic training products will expand into brick-and-mortar retail locations like Dick's Sporting Goods, Walmart, and Target. We will also launch our rehabilitation gloves that will not only help injured athletes, but also improve the diminished hand + grip strength of elderly patients. Both of these markets will be integrated with technology that allows us to give athletes and patients the ability to track their progress. POWERHANDZ products will benefit every household globally.

What is POWERHANDZ, Darnell?

POWERHANDZ is a global company developing products that assist with athletic performance, injury recovery, and injury prevention. The company was initially created with one product and one market in mind -- the anti-grip weighted gloves. It was a product based on a homemade method that I had been using since I was 12 years old. I was reading a SLAM Magazine article and Jason Williams; Sacramento Kings player (AKA White Chocolate) stated he used gardening gloves to improve ball-handling skills. This guy had the craziest handles in the NBA, so of course, I put gardening gloves on my hands and then added ankle weights on my wrists to make it a more complex ball-handling drills. I would dribble with gloves on and it would make the ball really slippery, and after I went through a 15-20 minute workout with wrist weights on and a slippery ball, when I took the gloves off, I had my grip back, mentally I felt like I had improved and my hands felt faster and lighter. After launching our first product, we then launched 8 more products across multiple sport verticals.
Our goal is to blend natural athletic ability with products that work on certain skill development techniques. We have now expanded this vision from athletic training to rehabilitation and are super excited about the integration of technology. The primary questions we seek to answer are: How do we support athletes and patients in their training and rehab? And how do we create products that help them, from a performance and skill development standpoint, to reach their ultimate level and or improved quality of life.

What are your lead products, Danyel?

Our collection of anti-grip weight gloves created for basketball and football athletes are the most sold products. These patented products include weight distributed on the back on the hand and an anti-friction material on the palm. The dual functionality helps improve ball-handling skills by focusing on weight resistance and dexterity. The scientific principles associated with weight resistance, dexterity and grip strength are applicable for almost all sports because the function of your hands in sports is one of the most critical asset.
In addition, we designed weighted training gloves for Baseball, which essentially eliminates the use of a donut and gives players the ability to use their hand eye coordination with added weight resistance during batting practice or fielding drills. You can use your hand-eye coordination to make contact with the ball. As David Ortiz so eloquently stated, "the POWERHANDZ Weighted Baseball Gloves are the revolutionary donut." A weighted glove is useful for any drill you're using to promote quicker hands or dexterity---so defensive drills, batting, throwing, you name it. The primary difference between baseball gloves is the pure grip palm versus the weighted anti grip gloves has a slippery palm. You need to be able to grip a bat -- or a tennis racket or a golf club -- so there's a grip to this glove.
The Dribble Sleeve is also a very popular basketball item. It sells for $19.99 which is very attractive to our youth and adult athletes. Essentially this patented product is a nylon spandex wrap that you can pull over any standard-size basketball and like the gloves; it takes away your grip and makes the ball slippery and more difficult to control. You can use it with a heavy ball or regular basketball. Typically our customers will buy the anti-grip gloves and the Dribble Sleeve and use them together.

How did POWERHANDZ begin, Darnell?

In early 2013, I began training some college and NBA basketball players in the offseason and one of the methods of ball-handling training I exposed them too was a MacGyver like method, I'd been using since I was a kid. This method included construction or winter gloves along with ankle weights on the wrists. Based on my experience and implementing the combination of these products in my regimen, I noticed significant improvements in my ball handling ability and confidence.The feedback I received from the guys I was training mirrored the results I had remembered. I would get comments from tenured NBA guys telling me, "They'd done every ball-handling workout you could think of and never anything as difficult as my drills with the weights and gloves. Already having started my own business and working for various startups, I approached Danyel and said, "Hey, this is a kind of a homemade device I used when I played and the same technique I'd been using on these guys, and they love it. This was not only a method I used growing up as a kid but a technique I used all the way up until I was invited to the Sacramento Kings organization 2009.
One of the first questions Danyel asked me when I presented the idea was "Is there anything on the market like it?" I said nothing at all. She then asked what we'd need to change about the homemade method and I said, "Well, you'd have to take the weights off the wrist and put them into the fingers so you can promote finger strength beyond just having weight on your wrist which could ultimately increase the risk of injury to your wrist joint. Once we got through the basics of market size, overall vision etc we moved into the design and R&D process, getting multiple samples before incorporating the business,POWERHANDZ in November of 2013. By July 2014, we were in the market with our first version of the anti-grip weighted glove and the Dribble Sleeve.

What were your key milestones in the first three years, Danyel?

In 2014, we launched with one of the major basketball tournaments (Prime Time Tournament) and also brought on our first brand ambassador, who was a celebrity skills trainer by the name of Johnny Stephene AKA Dribble2Much. At the time, he had about 500K followers, and today, he has more than 2 million. He's trained many of the NBA's top professional athletes as well as their kids.
Then we launched into the football market with the help of Hall of Famer Brian Dawkins. I grew up with Brian and his wife Connie in Jacksonville FL; they are like family and I trust Brian's professional opinion. He helped us do a soft launch into football market at the end of 2014-2015.
In 2015, after launching in the basketball and football, one of Darnell's groomsmen played in the Washington Nationals organization and he asked that we consider baseball for the application of quick hands, faster bat sped, etc. We were then approached by David Ortiz's team and then shortly after that we were approached by Andre Ward, who last year was named the #1 lb for lb boxer in the world. Andre then assisted us in designing a more flexible boxing and MMA gloves that would be applicable for resistance, speed bag and heavy punching training. In 2016, we started adding more products to the portfolio to cater to every high school and college athletic program. We had 3 more skill development products to the portfolio and started our affiliate program. This program has grown to include over 150 influencers, coaches and skills trainers.
In nearly four years in business, we've generated over $2.6 million in revenue. We've sold more than 50,000 units in more than 81 countries. We've had everyone from Kyrie Irving to James Harden to Antonio Brown to David Ortiz use our products. We have an exclusive partnership with the NFLPA to work with their more than 150 youth camps, touching more than 40K kids. We have an unofficial partnership with the NBA Players Association; which includes our products in the league's Manhattan facility.

How much money have you raised, Darnell?

We've raised approximately $500,000 in four years. The 2014 friends and family raise generated $140,000 and since then we've raised another $380,000 in convertible notes.

What are your near- and long-term plans for growth, Danyel?

Our pipeline moving forward focuses on expanding our athletic training portfolio. Today we have nine products in the portfolio that stretch across our five major sports: basketball, football, baseball and softball, boxing, and fitness. We'll be expanding that portfolio with new products, including a weighted suit that will have an application in all training aspects and other skill development products.
We'll be expanding internationally into new markets such as China and the Philippines in addition to the 81-plus countries we're in now. We will also be moving into retail. Right now, most of our products are sold via e-commerce. POWERHANDZ.com is our major platform, followed by Amazon, Dick's Sporting Goods and Walmart.com. We will expand our reach into brick-and-mortar stores so youth and parents can touch, feel and try on our products before buying them.
A major part of our growth will be contributed from our expansion into healthcare with our new rehabilitation glove sets. Over the last four years we realize sports training and rehabilitation coexist because performance, injury prevention and injury recovery are all a part of the lifecyle of an athlete---as well as an elderly person suffering from neuromuscular issues of the hand and arm. We have completed our rehabilitation trials with a company called Rehab Pro that operates over 55 rehabilitation clinics across the south central US. After conducting case studies with patients and therapist the data concluded that our new rehabilitation products will be easily adopted into the therapy plan for several diagnosis for hand and arm injuries in an in-patient and out-patient setting.
Finally, in both the athletic training and the physical therapy spaces, we will be adding technology to our products. That is a major, major milestone. This is in response to our consumers who said, "My bat speed feels faster. My ball handling and control feels better. The number of catches and my hand strength from a football perspective feels improved."
We'll be adding pressure sensors into our rehab gloves that will give patients readouts showing their current grip strength baseline and what their grip strength is after a specified periods of time. This will not only make our glove a diagnostic but the training modality to improve finger and grip strength as well. It will show you a progression that can help you understand what worked in your training or therapy or how you could tweak it and make it better. For example, these very simple metrics could give physical therapists data about a patients' grip strength. Grip strength is hugely important in the physical therapy/rehab space. This could be a patient who has carpal tunnel, a patient who experienced a stroke, or an elderly patient that doesn't have enough grip strength to hold on to their walker or to

open a jar.

How do you measure success, Danyel?

- Achieving financial projections.
Team, customer and shareholder satisfaction.
Global reach in multiple verticals in sports and healthcare. Creating a sustainable competitive business model.
Happiness.

What's your strategy for expanding your reach in the athletic training market, Darnell?

From five-year performance perspectives, we believe retail will represent about 30% of our revenue moving forward. We will focus on both e-commerce and retail since we have grown organically through a grassroots effort thus far.
What we've learned over the years is, depending on the sport, you market to those customers differently. In basketball there's a huge social media presence, where a non-professional trainer may have more followers than a famous actor or actress, we also market heavy in camps and clinics and with our over 200 affiliates. Baseball and Football on the other hand are not as visible on social media and takes more of a top down/ grass roots approach, which means getting products in the hands of the MLB and minor league pros as well as attending camps, clinics and tournaments.
Football also requires a grassroots and top-down approach, which is why we partnered with the NFLPA and are now their official training product partners. We will continue doing all of these things but the retail expansion will allow the reach and accessibility that if a parent or a child says, "Oh I don't know what my glove size is," or, "I want to go touch and feel this," they'll be able to go to a retail store or kiosk to see our product before they get ready to purchase it. The retail piece is more or less to give customers some sort of user experience with it before they purchase. We will continue to place our major emphasis on e-commerce, because obviously margins are higher there, and we can maintain the user data for retargeting and follow-up.

What are your goals for the next year, Danyel?

- Athletic training portfolio expansion Retail partnerships.
Rehabilitation launch.
Technology studies completed and launch in both markets
Global expansion.

How do you take advantage of affiliates and brand ambassadors, Darnell?

Obviously, in each sport, we have brand ambassadors, and those brand ambassadors have an influence not only from a social media standpoint but also within their professional network. That is a very intentional strategy as well.
We also realized that we had some very influential youths using our products -- kids who have been on the Ellen show, the Steve Harvey Show, Good Morning America, showing off their skills and talents from the ages of eight to 18 -- we created the Handz of the Future program. These kids have over 3 million followers collectively. Now, we not only have those kids that are involved in training with our products, but they help us attract other talents. We've incorporated a skill development challenge into some of our camps and clinics and the winner of that skill development challenge may have an opportunity to join our Handz of the Future team. So now it's something that those kids aspire to be a part of based on what it represents and obviously, it offers us a rich opportunity on social to get the word out about our products.
We have a total social reach of about 80 million, based on the influence of our brand ambassadors, Handz of the Future team, partners and affiliates.

What makes POWERHANDZ products different from other products meant to improve athletic performance?

We were recently in front of Jaylon Smith, a powerhouse linebacker for the Dallas Cowboys, and he asked the same question. All of our products are either patented or patent pending, so they're all unique to us. They were either invented by us or other inventors brought them to us and we partnered with them.
More generally speaking, there aren't many products out there that focus on the hands. There are a lot of products that focus on total-body training or a specific modality but not anything specific to fingers. That's something that sets us apart. We're also really proud that POWERHANDZ can play across so many verticals, so whether you play football, baseball, golf, or another sport, we can help you be great at that by focusing on your hands. Aside from the patents, the brand recognition, and our ability to cross verticals, we believe that the hands are the most important tool an athlete has on and off the court or the field. We are actually creating a product that is not only going to help from a performance standpoint, but you're strengthening those hand and arm muscles and focusing on the neuromuscular function of the hand, arm, and elbow. We don't have scientific studies that prove this to date, but there are well-established principles that suggest that adding weight resistance to the hand, arm, and shoulders can help you strengthen those critical muscles. It's increasing the endurance and the longevity of those limbs for your career and for your life.

What's your long-term vision for POWERHANDZ, Danyel?

At the end of the day, we are focused on performance, injury prevention, and injury recovery. Today our markets, of course, are athletic training while moving into the rehabilitation space. Being able to provide analytic data to our consumers will play a major part in the future. I also see us branching out and being a huge player into the fitness world, as well as internationally, exposing kids in China and other markets creatively to our product portfolio and growing from there, again, not only in the athletic training space but in the rehabilitation space. We want to be in every gymnasium, every training facility, and every rehabilitation clinic working with kids ages eight and up from a performance, injury recovery, and injury prevention standpoint.

What could go wrong, Danyel?

Right now, funding is one of our key initiatives. We have so many amazing business objectives that are finally underway but we must secure funding quickly to achieve our expansion goals. The other risk is slow adoption into retail. We've been very transparent in telling investors that retail is a slow process. We will eventually get there and the proof has been with our recent approval with a major retailer in the US.
People are also important. That's also linked to funding. People are our biggest asset---we must have full time employees dedicated to our business in each functional area in order to drive the multi-million projections we have in both markets.
What helps me sleep a little easier at night is the network of people we are meeting to invest in our company, the partnerships that will help drive the business objectives and our loyal customers.

Who's on your team, Darnell?

Danyel Surrency Jones is the co-founder and CEO of POWERHANDZ. She has an MBA with a marketing leadership degree from Wharton, and her experience comes from almost two decades in the healthcare and medical device industries. She knows how to launch a product into the healthcare space. Coming from a big medical device company, she has functional experience in healthcare and has led from an executive standpoint in sales, marketing operations, PR, communications, and integrated marketing communications. She knows that space very well.

Danyel has grown up in big companies from an operations and process-oriented standpoint. Even though POWERHANDZ is only three and a half years old, we built this company based on processes and best practices learned from world class organization operate globally. We've put those practices into place based on her experience.

I'm Darnell Jones, co-founder of POWERHANDZ. Danyel was the first person I approached with the weighted glove product, based on her expertise and experience. I was a former professional athlete, and in the last eight years, I've been involved in three medical device companies with acquisitions totaling $75 billion. This is the second company we founded. The first was called Tukz, which was functional underwear to keep your shirt tucked in. So I'm able to sit at the table and understand the fundraising aspect, understand the sales and marketing aspect, and then from an acquisition perspective, understand how that can take place as well. Danyel and I had really complementary strengths. She had expertise and experience with big companies, which is a place that I had never been in my career, with big structure, obviously PR, innovating marketing communications, project management. And, obviously, I was a former athlete. I've played every sport at a high level -- baseball, football, basketball, golf, and dabbled with boxing as well. So I can understand from an athlete's perspective what products would really improve performance and be adopted at a high level. Couple that with the eight years in business I spent at three different medical device startups. I ran sales and marketing for all three from the start-up phase all the way through acquisition.

We've been able to get others rallied around our mission and gathered some really good talent. We have advisors that come from the realm of professional sports, from Hall of Fame athletes to those that have owned multiple businesses to strength and conditioning coaches, so we feel that we can tap into a variety of people to help us with different aspects of the business.

We have some very creative individuals who run our digital strategy, a very talented customer service team, and our affiliate manager, who runs those 150+ affiliates on a daily basis. We have someone in charge of our fulfillment program and the leader of our sales and marketing strategy worked as an NFL and marketing agent. Leading our physical therapy initiative is Dr. Isaac Neighbors, who after eight years/ experiences with Baylor started his own practice. His wife just so happens to focus on hand therapy and his best friend is a hand surgeon, so developing that strategy with him has been very valuable.

We also have Renjith Ramachandran who will lead our technology strategy for both markets along with our advisor Bill Burgos who is a NBA Strength and Conditioning Coach and former President of the National Strength and Conditioning Coaches Association.

Tell us about the Power To Give Foundation, Danyel?

I will never forget in our friends and family invest meeting, Darnell and I told the group we wanted a give-back mission with our company on day 1. One of our investors said, ok how much and let's wait. I responded, the need is there and we will be present in the community, we can't wait. Although we couldn't afford a formal foundation on day one, we launched with our Power To Give initiative which focused on how can we help underserved communities benefit from the life long values sports provides to youth and the community. Therefore, we launched the company on July 23, 2014 at the Prime Time Sports Tournament AND we can allocated funds for 80 Boys and Girls Club Of Greater Fort Worth come and experience the onsite basketball clinic and fun activities we had planned for the launch.We made a commitment that a portion of the net profits for POWERHANDZ product sold would benefit the mission of the Power To Give Foundation. We have impacted kids in multiple states, countries and communities by providing funds, equipment and activities for youth in communities that struggle to afford such programming. Now an official 501c3, we look forward to making a greater impact by developing school wide programs that will benefit kids physically and intellectually.

Summarize your future as you expand into healthcare and technology, Danyel.

The POWERHANDZ platform could play a critical role in helping youth, amateur and professional athletes perform better and assisting in the injury prevention and recovery process for athlete, all the way to elderly patients. Our products will help a mom in the gym, a kid trying to making a sports team and a patient suffering from a stroke.
With the integration of technology, our POWERHANDZ users will be able to see the increase in their performance and or grip strength when using our products. These metrics are invaluable to athletes, coaches, parents, physicians and the our user.

Globally, in every country, our products could make an impact in sports and healthcare and support the analytical validation that both industries need.

Financials

POWERHANDZ has financial statements ending December 31 2019. Our cash in hand is $8,120, as of May 2020. Over the three months prior, revenues averaged $29,878/month, cost of goods sold has averaged $18,961/month, and operational expenses have averaged $61,330/month.

At a Glance

January 1 to December 31

$264,975 [27%]
Revenue

-$275,185
Net Loss

$107,000 [72%]
Short Term Debt

$74,568
Raised in 2019

$8,120
Cash on Hand
As of 05/26/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

POWERHANDZ is a global athletic training and rehabilitation product tech company that designs innovation to improve overall performance.

We create products that focus on increasing performance, injury prevention and the injury recovery process.
Our products have been sold to thousands of youth and professional athletes, coaches and skill trainers in over 85 countries.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -104%

Gross Margin: 60%

Return on Assets: -74%

Earnings per Share: -$0.03

Revenue per Employee: $66,244

Cash to Assets: 32%

Revenue to Receivables: 612%

Debt Ratio: 132%

2019 Powerhandz Income Statement.pdf

2019 Powerhandz BalanceSheet.pdf

Risks

1. Possible Loss of Entire Investment. A prospective Investor in the Offering should be aware that, if the Company is not successful in achieving its goals and attaining profitable operations, any investment in the Company may be lost.

2. Operating Losses and Uncertainty of Future Profitability. There can be no assurance that the Company will achieve profitability. The Company will depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

3. Start-Up Venture. The Investor acknowledges that (i) the Company is a start-up company with limited financial and operating history; (ii) a start-up venture is inherently risky and speculative; and (iii) to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

4. Proprietary Technologies. The Company's ability to compete will depend in significant part on the proprietary nature of its technologies and the Company Intellectual Property.

5 Privacy and Security Risk. The Company regards data privacy and security a top priority. The Company also intends to deploy a hardened and secure technical infrastructure. There can however be no assurances that hackers will not develop and
deploy viruses, worms, and other malicious software that may improperly gain access to sensitive customer information or negatively impact the operation of the Company's application.

6 Preferred Distributions. Other than the preferred distributions underlying the Securities and the parallel Series Seed-2 Preferred shares, currently, there are no preferred distributions.

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8 Possible Unintentional Violation of Third Party Intellectual Property Rights.

The Company believes all Company Intellectual Property is free of claims of third parties, either because the intellectual property was developed by the Company and its founders, is
duly licensed from third parties, or because it is in the public domain as freely available for anyone to use. However, it is always possible a third party could allege one or more of the
Company's products or services violate intellectual property rights of the third party. Even in the case of technology originally developed by the Company or its founders, no assurance can be given that a third party has not simultaneously developed the same or similar technology. A challenge to the Company's ability to use a third party's or its own intellectual property could materially adversely affect the Company's ability to operate and to become profitable.

9 Dependence on Key Personnel. The Company currently benefits from the services of its founder, Danyel Surrency Jones. The unexpected loss or departure of any founder or any key officer would be detrimental.

10 Changes in Governmental Regulations. Governmental authorities could issue new laws, regulations, controls or similar requirements that are not presently anticipated and which affect the industries on which the Company expects to rely for much of its revenue. The Company is not able to predict the impact of any such laws, regulations, controls or requirements on its operations, and any significant new regulatory burdens stemming from such changes could have a material adverse effect on the Company's financial condition and the value of the Securities.

11 Resale Restrictions. There is presently no sustained, active market for the Securities nor is there any assurance that any such market will develop. Moreover, the Securities may not be sold unless compliance with the registration provisions of the Securities Act has been made or unless availability of an exemption from such registration provisions has been established. Additionally, any transfer or resale of the Securities is subject to and must be in accordance with the terms and conditions of the Ancillary Documents.

12 Projections. Projections concerning the business or financial affairs of the Company which may be provided to prospective Investors are for illustrative purposes only. These projections are based upon assumptions that management of the Company believes to be reasonable. However, there can be no assurance that actual events will correspond to the assumptions, and the projections should be viewed merely as financial possibilities based on the assumptions stated and not as a prediction or guarantee of future performance. The assumptions upon which these projections are based should be carefully reviewed by each prospective Investor. Projections or conclusions regarding the financial condition of the Company, including projections regarding the profitability of the Company, may be substantially adversely affected by variances from the assumptions made by the Company.

13 Limited Participation in Management. The Board has full authority to manage the business and affairs of the Company. Such authority is subject to certain duties of care and loyalty applicable to the Board generally and subject to the provisions of the Ancillary Documents.

14 Withdrawal of Management. The Board and officers of the Company may withdraw at any time. Withdrawal of one or more of the members of the Board or officers could leave the Company lacking critical leadership.

15 Arbitrary Determination of Price. The Company has determined the Purchase Price on its own valuation analysis. Such price does not necessarily bear any relationship to the Company's present or anticipated assets or book value.

16 Planned Dilution. *The Company may sell and issue additional securities in subsequent offerings to be able to fund ongoing operations.* Issuance of additional securities of the Company pursuant to such offerings may result in dilution to the Investors and the then-existing Stockholders.

17 Possible Subordination of Interests. The Company may borrow money and pledge assets to provide working capital. In such a case the interests of the Investors may be subordinated to the interests of such creditors.

18 Management Indemnification. The Company will indemnify each member of the Board and officer of the Company against losses sustained by the Board and officers in connection with the Company to the maximum extent allowable under Texas law. The Securities and Exchange Commission generally considers indemnification for liabilities arising out of the Securities Act contrary to public policy and therefore is unenforceable.

19 Competition. There is competition in the marketplace. Competitors may be well capitalized and quickly build a competitive offering, or purchase a small competitor and provide that competitor with substantial resources to develop a competing product. Further, if a company desires to compete with the Company, there are no significant barriers to entry.

20 Catastrophic Events. The Company's success can also be adversely affected by catastrophic events. Such events, in the case of this venture, can include an economic downturn that leads to a cessation of revenues.

21 Systems Interruptions. The satisfactory performance, reliability and availability of the Company's information systems, website, technology platform and network infrastructure are critical to its operation and ability to perform efficiently. Any future systems interruption that results in the unavailability of the Company's systems could negatively affect the Company's revenues and results of operations.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Darnell Jones	Co-Founder @ POWERHANDZ	2013
Danyel Surrency Jones	CEO @ POWERHANDZ	2013

Officers

OFFICER	TITLE	JOINED
Darnell Jones	Founder	2013
Danyel Surrency Jones	CEO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Danyel Surrency Jones	6,920,000 Common Stock	74.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2019	$74,568	Priced Round
06/2017	$350,000	Convertible Note
12/2016	$30,000	Convertible Note
10/2017	$100,000	Loan
02/2014	$140,000	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/16/2016	$30,000	6.0%	20.0%	None	12/16/2018
06/06/2017	$350,000	6.0%	20.0%	None	06/06/2018

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Dann Hughes	10/20/2017	$100,000	$102,827	12.0%	10/20/2017	

Related Party Transactions

None.

Use of Funds

$50,000 45% Rehabilitation Strategy - fund the development and design of our rehabilitation gloves for the healthcare market, to ensure we address the needs of the therapist and patients that use them. Includes conducting small trials in order to gain feedback on the product usefulness in the healthcare setting. Other costs would include the marketing and advertising of the products which would include tradeshows, ecommerce advertising marketing. 50% Technology Strategy - research & development of integrating technology into our gloves along with our other products. We have already identified a few software and Hardware providers that can build out these components of our gloves. 5% Wefunder Intermediary fee

$107,000 45% Rehabilitation Strategy - fund the development and design of our rehabilitation gloves for the healthcare market, to ensure we address the needs of the therapist and patients that use them. Includes conducting small trials in order to gain feedback on the product usefulness in the healthcare setting. Other costs would include the marketing and advertising of the products which would include tradeshows, ecommerce advertising marketing. 50% Technology Strategy - research & development of integrating technology into our gloves along with our other products. We have already identified a few software and Hardware providers that can build out these components of our gloves.
5% Wefunder Intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	15,000,000	10,229,185	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.